United States securities and exchange commission logo





                               May 6, 2020

       Derek N. Yung
       Chief Financial Officer
       eHealth, Inc.
       2625 Augustine Drive
       Second Floor
       Santa Clara, California 95054

                                                        Re: eHealth, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-33071

       Dear Mr. Yung:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Member Acquisition, page 50

   1. In the footnotes to the table on page 51 you describe how you calculate the variable cost per member presented in
the table. You disclose in each instance that the denominator is a derived metric and
describe how you calculated that divisor, but do not appear to disclose the rationale behind
the computation. For each footnote in the table on page 51, please tell us why you
calculate the divisor the way you do. In your response address each component, and tell us
why some individual components themselves are divided by either three or four. In
addition, tell us your consideration for disclosing this information in your filing or tell us where
you disclose it.

       Notes to Consolidated Financial Statements
 Derek N. Yung
FirstName LastNameDerek N. Yung
eHealth, Inc.
Comapany NameeHealth, Inc.
May 6, 2020
May 6, 2020 Page 2
Page 2
FirstName LastName
Note 1 - Summary of Business and Significant Accounting Policies
Commission Revenue, page 80

2. You disclose here that health insurance carriers are your customers yet you disclose or imply throughout your filing that the policyholders are your customers. In this regard, for example, on page 5 you indicate that you actively market various products to your
         "Medicare-eligible customers" and to your "individual and family and small business customers" and in your revenue recognition policy note on page 80 you discuss your customer care centers which appear to be accessed by policyholders. Please tell us how the identification of policyholders as customers is consistent with your determination for accounting purposes that the health insurance carriers are your customers. In your response, tell us how this apparent discrepancy is either meaningful to investors or, at a minimum, not confusing.

Note 2 - Revenue
Revenue Recognition Based on Estimated Constrained LTV, page 85

3. On page 86 you disclose that you had sufficient additional information with respect to increases in LTVs and estimates of future cash collections related to prior period cohorts to recognize adjustment revenue related to these prior period cohorts in 2019. You then disclose that you recognized $50.8 million of adjustment revenue for Medicare Advantage plans during the fourth quarter of 2019. Please address the following:
           Tell us what additional information surfaced in the fourth quarter of 2019 prompting recognition of additional revenue in that quarter.
           Tell us what enhancements you made to your Medicare Advantage LTV estimation models in the fourth quarter of 2019 that provide greater statistical certainty on expected cash collections. Tell us why you made these enhancements.
           Tell us what role, if any, Mr. Robert Hurley took in your revenue recognition practices, in general, and the enhancements identified in the preceding bullet, in particular.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
 Derek N. Yung
eHealth, Inc.
FirstName LastNameDerek N. Yung
May 6, 2020
Page 3
Comapany NameeHealth, Inc.
May 6, 2020 Page 3                Office of Finance
FirstName LastName